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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                ---------------

                     SOLICITATION/RECOMMENDATION STATEMENT

         UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                               TRAVELNOW.COM INC.

                           (Name of Subject Company)

                               TRAVELNOW.COM INC.

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                  89490A 10 7

                     (CUSIP Number of Class of Securities)

                            ------------------------

                               JEFFREY A. WASSON
                            CHIEF EXECUTIVE OFFICER
                               TRAVELNOW.COM INC.
                        318 PARK CENTRAL EAST, SUITE 418
                          SPRINGFIELD, MISSOURI 65806
                                 (417) 864-3600
            (Name, Address and Telephone Number of Person Authorized
     to Receive Notice and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                   COPIES TO:

                                KEVIN R. SWEENEY
                          SHOOK, HARDY & BACON L.L.P.
                       1010 GRAND BOULEVARD, FIFTH FLOOR
                          KANSAS CITY, MISSOURI 64106
                                 (816) 474-6550

/ /  CHECK THE BOX IF THE FILING RELATED SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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    This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (as amended, the "Schedule14D-9") of TravelNow.com Inc., a Delaware corporation (the "Company"), relates to the offer by WonSub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Hotel Reservations Network, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of the common stock of TravelNow.com Inc., par value $0.01 per share, not owned by Parent, Purchaser or their affiliates, for a purchase price of $4.16 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 12, 2001, and in the related Letter of Transmittal. This
Schedule 14D-9 is being filed on behalf of TravelNow.com Inc.

ITEM 1.  SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is TravelNow.com Inc., a Delaware corporation, and the address of the principal executive offices of the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806 Telephone:
(417) 864-3600.

    (b) The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"). As of January 8, 2001, there were 10,961,261 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) The filing person is the Company. The Company's name, business address and business telephone number are set forth in Item 1.

    (d) This Schedule 14D-9 relates to the tender offer disclosed in a Tender Offer Statement on Schedule TO dated January 12, 2001 (the "Schedule TO") of Parent and Purchaser, to purchase all of the outstanding shares of Common Stock not owned by Parent, Purchaser or their affiliates (the "Shares") at a price of $4.16 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 12, 2001, (the "Offer to Purchase") and the related Letter of Transmittal and any supplement thereto (the "Letter of Transmittal", which together with the Offer to Purchase constitute the "Offer"). A copy of the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference and copies have been filed with the Securities and Exchange Commission (hereinafter referred to as the "Commission" or the "SEC") as Exhibits (a)(1) and (a)(2) to the Schedule TO.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated January 3, 2001 (the "Merger Agreement"), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that Purchaser shall commence the Offer within 10 business days after the date of the Merger Agreement, and as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement (which includes consummation of the Offer), but in no event less than 20 business days after the date the Offer commences, Purchaser will be merged with and into the Company (the "Merger"), and the Company shall continue as the surviving corporation (the "Surviving Corporation"). The Merger Agreement further provides that, in the Merger, those Shares that are not acquired in the Offer will be converted into the right to receive $4.16 per Share in cash (the "Merger Consideration").

    As preconditions to the execution of the Merger Agreement by Parent and Purchaser, Parent and Purchaser required that a group of holders of approximately 40.6% of the Common Stock currently outstanding (the "Key Stockholders") execute stockholder agreements with Parent and Purchaser (the "Stockholder Agreements") pursuant to which, among other things, the Key Stockholders agreed to tender their Shares into the Offer, to vote against any other transaction not approved by the Board of Directors of the Company in accordance with the termination provisions of the Merger Agreement, and to turn over 90% of the profit received in any such alternative transaction by the Key Stockholders

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above the Merger Consideration to Parent. The foregoing description is qualified in its entirety by reference to the full text of the Stockholder Agreements, which are incorporated herein by reference and copies of which have been filed with the SEC as Exhibits (d)(2)-(d)(11) to the Schedule TO.

    As further conditions to the execution of the Merger Agreement, Parent and Purchaser required that four key executive officers of the Company enter into the Amendments (as hereinafter defined), and that Jeffrey A. Wasson, the Chief Executive Officer of the Company, enter into the Wasson Letter Agreement (as hereinafter defined).

    According to the Schedule TO, the address of the principal executive offices of Parent are located at 8140 Walnut Hill Lane, Suite 800, Dallas, Texas 75231 and the principal executive offices of Purchaser are located at 8140 Walnut Hill Lane, Suite 800, Dallas, Texas 75231.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Schedule 14f-1 (the "Information Statement") which is attached as Schedule II hereto and is incorporated herein by reference. Except as described herein (including in the Exhibits hereto and in Schedule II hereto) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and
(i) the Company's executive officers, directors or affiliates or (ii) Purchaser or Purchaser's executive officers, directors or affiliates.

    THE MERGER AGREEMENT. The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Commission as Exhibit (a)(i) to the Schedule TO, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement.

    EXECUTIVE EMPLOYMENT AGREEMENTS. Mr. Wasson, H. Whit Ehrler, Michael Bauer, and Chris Kuhn (collectively, the "Named Executive Officers") have each entered into a Conditional Amendment to Employment Agreement (each an "Amendment", and collectively the "Amendments") with the Company. Under their pre-existing employment agreements with the Company, the Named Executive Officers are entitled, upon a termination without cause, which includes a change of control, to a lump sum cash payment equal to each respective base salary for the remainder of the year in which termination occurs and various accrued expenses within ten days after the termination occurs and a lump sum cash payment equal to such base salary, to be paid on each anniversary date of the employment agreement for the balance of the term (the "Special Payments"). The Amendments provide that the Named Executive Officers shall be entitled to receive the Special Payments in one lump sum on the 180th day following the consummation of the Merger, except for Mr. Wasson, who has agreed to waive, upon consummation of the Merger, all of his rights to receive the Special Payments, and who has further agreed that his salary shall be paid into an escrow account for a period of 180 days following the consummation of the Merger, to be released to him after such time period has lapsed.

    Following the consummation of the Merger, the employment of each Named Executive Officer will be at-will employment, which may be terminated by such Named Executive Officer or by the Surviving Corporation at any time; provided, however, that in the event the Surviving Corporation terminates any such Named Executive Officer's employment without cause, then such Named Executive Officer shall be entitled to receive three months' severance pay.

    The foregoing description is qualified in its entirety by reference to the employment agreements, which are described in the Information Statement, and by reference to the full text of the

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Amendments, which are incorporated herein by reference and copies of which have been filed with the SEC as Exhibits (d)(12)-(d)(15) to the Schedule TO.

    OPTIONS AND OTHER EQUITY-BASED AWARDS. Pursuant to the Merger Agreement and by virtue of the Merger, (i) each outstanding option or similar right to acquire shares under the Company's stock option plan of the Company (each an "Option" and collectively the "Options), whether or not then exercisable or vested, will be canceled and as to any such Options which are, according to their terms, vested and exercisable as of the consummation of the Merger (a "Vested Option"), the cancellation of any such Vested Option shall represent the right to receive, for each share of Common Stock subject to such Vested Options, an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the per share exercise price of such Vested Options, to the extent the difference is a positive number (the amount in cash described above being hereinafter referred to as the "Option Consideration"); provided, however, that with respect to any person subject to Section 16(a) of the Securities and Exchange Act of 1934, as amended, (the "Exchange Act"), any such Option Consideration shall not be payable until the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act, but shall be paid as soon as practicable thereafter. The surrender of a Vested Option to the Surviving Corporation for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had with respect to such Vested Options. All Options other than Vested Options shall expire upon the consummation of the Merger. Pursuant to each unqualified stock option agreement, all stock options issued under the Company's stock option plan will become exercisable in full immediately prior to the consummation of the Offer.

    One director of the Company, H. Whit Ehrler, has received Options under the Company's stock option plan that will convert into the right to receive cash under the terms of the Offer.

    INDEMNIFICATION. Pursuant to the Merger Agreement, Parent and Purchaser have agreed to cause the Surviving Corporation to indemnify each director, officer, employee, fiduciary or agent of the Company against any costs or expense (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, including, without limitation, liabilities arising out of the transactions contemplated by the Merger Agreement, to the extent that they were based on the fact that such person is or was a director, officer or employee of the Company and arising out of actual or alleged actions or omissions occurring at or prior to the effective time of the Merger (the "Effective Time"). Parent has also agreed to cause the Surviving Corporation to maintain policies of directors' and officers' liability insurance equivalent to the current policies of the Company, subject to certain limitations, for six years after the Effective Time.

    CONFIDENTIALITY AGREEMENTS. On May 23, 2000, the Company and Parent signed a confidentiality agreement providing that, subject to the terms of such agreement, Parent and its affiliates will keep confidential certain non-public information provided by the Company. Additionally, in contemplation of a possible acquisition transaction, on December 20, 2000, the Company and Parent signed a confidentiality agreement (the "Confidentiality Agreement") providing that, subject to the terms of the Confidentiality Agreement, Parent and its affiliates will keep confidential certain non-public information provided by the Company. On the same day, Company and Parent entered into a letter agreement modifying the terms of the Confidentiality Agreement with respect to certain specific confidential information. The foregoing description is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit 1 to the Company's Form 8-K, dated January 10, 2001.

    LETTER AGREEMENT. On January 3, 2001, the Company entered into an agreement with Mr. Wasson (the "Wasson Letter Agreement") whereby the Company agreed to reduce the debt obligation owed to

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it by Mr. Wasson by an amount of $15,000 and Mr. Wasson agreed to pay the remaining $50,000 of his debt obligation to the Company upon consummation of the Merger.

    EXCLUSIVITY AGREEMENT. The Company entered into an agreement with Parent dated December 29, 2000 (the "Exclusivity Agreement"), whereby the Company agreed to negotiate exclusively with Parent during the period extending from 8:15 p.m. Central Standard Time on December 29, 2000 through 11:59 p.m. Central Standard Time on January 2, 2001. The Company further agreed that, during such period, it would promptly notify Parent of any unsolicited third party proposals received by the Company, so long as such notification did not violate the terms of any pre-existing agreement to which the Company was a party. The foregoing description is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit 2 to the Company's Form 8-K, dated January 10, 2001.

    PRIOR OPERATING AGREEMENT. In 1998, the Company entered into an affiliate agreement with Parent, whereby the Company agreed to market Parent's hotel and other time-based lodging products through the Company's proprietary websites and other third-party websites affiliated with the Company. In exchange, the Company received a commission based on the gross revenues generated by the Parent from hotel reservations made by visitors to the Company's and affiliated third parties' websites. This agreement was amended and restated on May 31, 2000. The May 31 amendment made a number of changes to the prior arrangement, including the rate at which commissions were paid by Parent to the Company. On August 30, 2000 Parent and the Company entered into another amendment to the agreement. This amendment was principally to define and clarify certain marketing obligations of the parties and covered the time period from August 30, 2000 to December 31, 2000. The foregoing description is qualified in its entirety by reference to the full text of the affiliate agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(17) to the Schedule TO.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a)  RECOMMENDATION OF THE BOARD OF DIRECTORS

    THE COMPANY'S BOARD OF DIRECTORS (1) HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS (OTHER THAN PARENT, PURCHASER AND THEIR AFFILIATES AND THE KEY STOCKHOLDERS), (2) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (3) UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS (OTHER THAN PARENT, PURCHASER AND THEIR AFFILIATES AND THE KEY STOCKHOLDERS) ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT THERETO.

    The joint press release announcing the Merger Agreement and related transactions is incorporated herein by reference and a copy of the joint press release has been filed with the SEC as Exhibit 5 to the Company's Form 8-K, dated January 10, 2001.

    (b)(i)  BACKGROUND OF THE OFFER; CONTACTS WITH PARENT

    During the course of the negotiations to amend the Affiliate Agreement which began in April 2000 and ended with the August 30, 2000, amendment, the parties conducted general discussions regarding a possible business combination with Parent, including a possible acquisition by Parent of the Company or another type of combination of the Company with Parent. On or about May 19, 2000, Parent's Chief Financial Officer requested that the Company provide to Parent confidential, non-public information about the Company. The Company required Parent to enter into a confidentiality agreement on May 23, 2000, before providing the requested information. Although the parties continued discussions and the Company continued to provide financial information to Parent, Parent did not pursue those discussions or propose terms during this period.

    In late October and early November 2000, the Chief Executive Officers of the Company and Parent conducted additional discussions regarding each party's interest in a potential transaction between the Company and Parent, including the possibility of Parent's direct equity investment in the Company.

    On November 29, 2000, the Company announced that it had engaged the financial advisory firm of Legg Mason Wood Walker, Incorporated ("Legg Mason") to explore on its behalf its strategic alternatives, including the possible sale of the Company. Legg Mason and the Company compiled and ranked a list of possible companies engaged in the on-line travel industry that might be interested in a potential business combination or other transaction with the Company. During the period from November 29, 2000, through December 29, 2000, representatives of Legg Mason contacted, by telephone, eight of the highest-ranked companies, including Parent, to inquire about those companies' interest in a potential business combination or other transaction with the Company. All of these eight companies expressed an interest in a possible transaction with the Company and four companies, including Parent (the "Potential Buyers"), executed Confidentiality Agreements with Legg Mason on behalf of the Company. Legg Mason distributed confidential materials regarding the Company to all Potential Buyers. Thereafter and through December 29, 2000, representatives of Legg Mason and the Potential Buyers engaged in telephone discussions regarding such materials and the Company's management participated in various conference calls or meetings with the Potential Buyers.

    On November 29, 2000, the Chief Executive Officer of Parent and the Chief Executive Officer of the Company discussed the possibility of a business combination between the two companies. In that conversation, Parent indicated an interest in pursuing the matter further and engaging in more substantive discussions. As a follow-up to this discussion, on December 3, 2000, Parent delivered to the Company a request for specific information about the Company's business and results of operations.

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Following the delivery of that request, representatives of Legg Mason advised the Chief Financial and Strategic Officer of Parent of the sale process being contemplated by the Company. That process included a requirement that Parent enter into agreements with the Company regarding confidentiality and prohibiting Parent's acquisition of securities of the Company without the prior consent of the Company's board of directors (the "Confidentiality Agreements").

    Between December 5 and December 19, 2000, representatives of Legg Mason continued discussions with representatives of Parent and the other Potential Buyers. During that same period, legal counsel for Parent and the Company negotiated the terms of the Confidentiality Agreements. Parent entered into the Confidentiality Agreements on December 19, 2000.

    On December 19, 2000, representatives of Legg Mason began to distribute to Parent preliminary information regarding the Company. The Company and Legg Mason delivered to Parent a variety of due diligence materials over the two weeks following the execution of the Confidentiality Agreements. On December 19, 2000, Legg Mason discussed with Parent's Chief Financial and Strategic Officer, a schedule for negotiating a possible transaction. Over the following three days, management of the Company and its financial advisor met with representatives of Parent in Springfield, Missouri to conduct on-site operational and financial due diligence. On December 22, 2000, representatives of Legg Mason discussed with representatives of Parent a possible business combination and various forms of consideration. Discussions among management of Parent and the Company and its financial advisor included major integration issues of the combined business and continued by telephone through December 24, 2000.

    On December 26, 2000, representatives of Legg Mason discussed with representatives of Parent various options relating to the purchase price and the form of consideration for Parent's acquisition of the Company. During the negotiations, Parent made a preliminary proposal for a cash or a stock offer in which the price for a stock offer was slightly higher than a cash offer. Parent informed Legg Mason that its proposal at that time was subject to Parent's further due diligence and that the price would depend, among other things, on the financial impact on TravelNow of existing employment agreements that would require, upon consummation of a transaction, a cash payment to certain executives of the Company. On December 27, 2000, a representative of Legg Mason contacted the Chief Financial and Strategic Officer of Parent to inform Parent that the Company would prefer to consider relative speed with which a cash offer could be completed and the uncertainty of the value of the Parent's stock, resulting from the limited liquidity, volatility and limited trading history for the Parent stock.

    On December 28, 2000, Parent responded by increasing the cash consideration proposed. Among other issues under discussion at this time, Parent indicated that its revised proposal would be conditioned on the waiver by the Named Executive Officers of the Company of change of control payments owed to them by the Company under their employment agreements. Because the Company did not have the ability to unilaterally modify these contractual obligations, it instructed Legg Mason to request that Parent revise its offer to eliminate this contingency for the Named Executive Officers, other than Mr. Wasson, who agreed to waive these benefits for himself.

    After further negotiations, on December 28, 2000, Parent offered to acquire the Company for cash in an amount of $4.16 per share of the Company's Common Stock. The proposal was contingent on, among other items, Mr. Wasson's agreement to forego the cash payment that would have been required under his employment agreement upon the consummation of a transaction with Parent and a modification of the timing of the payments due to the other Named Executive Officers. Parent's proposal also included a requirement that the Key Stockholders agree to the transaction and that the Company agree to negotiate exclusively with Parent for a limited period of time.

    During the period from December 26 through December 29, 2000, Legg Mason and management of the Company had further discussions with various of the other Potential Buyers and determined that

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it was in the best interests of the Company and its stockholders to work expeditiously to reach agreement with Parent, if possible.

    At a meeting held on December 29, 2000, the Company's Board authorized the negotiation of definitive merger documents based on Parent's revised offer of $4.16 per share. At that meeting, the Company's Board also approved and authorized entering into an exclusivity agreement with Parent, whereby the Company agreed to negotiate exclusively with Parent until midnight on January 2, 2001. The Company and Parent executed the exclusivity agreement later on December 29, 2000.

    Parent's legal counsel provided an initial draft of the Merger Agreement to the Company and its financial and legal advisors on the evening of December 29, 2000. On December 30, 2000, Parent's counsel delivered an initial draft of the form of Stockholder Agreement to the Company and its financial and legal advisors. The Chief Financial and Strategic Officer of Parent and the Chief Executive Officer and Chief Financial Officer of the Company met in Dallas, Texas on that date to discuss certain information requests of Parent regarding the business and operations of the Company.

    On December 31, 2000, management of the two companies, their respective legal advisors and Legg Mason commenced negotiations of the definitive Merger Agreement and Stockholder Agreements. Management of Parent and the Company continued due diligence discussions regarding the Company's business, operations and agreements.

    Negotiations between legal counsel for the Company and Parent continued in Dallas from December 31, 2000, through January 2, 2001. On January 2, 2001, after conducting additional due diligence regarding the Company, Parent's Chief Financial and Strategic Officer informed the Company's Chief Executive Officer that Parent was reducing its offer. The Company responded that it would not accept the reduced offer. Parent's Chief Financial and Strategic Officer and the Company's Chief Executive Officer then discussed Parent's reasons for the reduced offer and the Company provided Parent with additional information that resulted in Parent resubmitting its $4.16 offer.

    On the evening of January 2, 2001, the Board of Directors of the Company met again to discuss Parent's acquisition of the Company. The meeting adjourned late in the evening of January 2, 2001 and reconvened the next morning. Following the Board meeting, legal counsel for the Company conducted several conversations with legal counsel for Parent regarding questions that had arisen in the Board meeting.

    Negotiations continued throughout the day on January 3, 2000. As part of these negotiations, the Company's Chief Executive Officer agreed to enter into an agreement with the Company to reduce the amount of indebtedness owed by him to the Company by $15,000 and to provide for his accelerated repayment of the remaining $50,000 of indebtedness to the Company upon consummation of the Merger. The Board adjourned its meeting in the afternoon of January 3 and reconvened in the late afternoon of January 3. At this meeting the directors of the Company received an opinion as to the fairness of the consideration to be offered in the Offer and the Merger from a financial point of view, issued by Legg Mason, and determined that the Offer and the Merger were fair to, and in the best interests of, the Company and its stockholders (other than Parent, Purchaser or their affiliates and the Key Stockholders) and unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Following the Board's approval, officers of the Company and Parent signed the final Merger Agreement and the Key Stockholders of the Company signed their Stockholder Agreements with Parent.

    The next morning, on January 4, 2001, Parent and the Company issued a joint press release announcing the signing of the Merger Agreement.

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    (b)(ii)  REASONS FOR THE RECOMMENDATION BY THE BOARD OF DIRECTORS

    In reaching its conclusions and recommendation described above, the Board considered a number of factors, including without limitation the following material factors:

        1. Information with regard to the financial condition, results of operations, competitive position, business and prospects of the Company, as reflected in the Company's projections, current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the going concern value of the Company.

        2. The familiarity of the Board with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which its operates.

        3. The possible alternatives to the Offer and the Merger, including continuing to operate the Company as an independent entity and the risk associated therewith.

        4. The limitations on public and private sources of capital for technology companies in general, and for internet travel companies specifically.

        5. The Board's perception that changes that were occurring in the business model for internet travel companies would require additional capital in the near future for the Company to remain competitive and the lack of assurance that such capital would be available on reasonable terms or that the Company could successfully adapt to this changing business environment even if additional capital was available.

        6. The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement.

        7. The small amount of outstanding publicly-traded Common Stock, the lack of institutional stockholders, and the absence of coverage by stock analysts, which limits the ability of the Company's stockholders to benefit from a liquid trading market.

        8. The historical market price of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium of in excess of 33% over the closing price of the Shares on January 3, 2001, the last trading day prior to the public announcement, and a premium of in excess of 22% over the average closing price of the Shares for the 60 trading days on which such securities traded prior to January 3, 2001.

        9. The relative high level of interest of the Parent in pursuing a transaction on reasonable terms, as compared with other potential bidders who either were unwilling to offer as much value for the Company as Parent or who were unable to act in a timely manner to consider a possible bid for the Shares.

        10. The fact that the Key Stockholders, holding approximately 40.6% of the outstanding Common Stock, had agreed to execute Stockholders Agreements wherein they agreed to tender their shares to the Purchaser pursuant to the Offer.

        11. The opinion, dated January 3, 2001, to the Board, of Legg Mason, to the effect that, as of that date and based upon and subject to the matters described in such opinion, the $4.16 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares was fair, from a financial point of view, to such holders. The full text of Legg Mason's written opinion dated January 3, 2001, which sets forth the matters considered and limitations on the review undertaken by Legg Mason is attached hereto as Schedule I and is incorporated herein by reference. Legg Mason's opinion is directed only to the fairness, from a financial point of view, of the $4.16 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares, other than the Key Stockholders and any

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    other Stockholder that owns 9% or more of the Company, and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to any other matter relating to the Offer or the Merger. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

        12. The fact that the structure of the acquisition of the Company by Purchaser and Parent as provided for in the Merger Agreement involves a cash tender offer for all outstanding Shares to be commenced within ten business days of the public announcement of the Merger Agreement to be followed as promptly as practicable by a merger for the same consideration, thereby enabling the Company's stockholders to obtain cash for their Shares at the earliest possible time.

        13. The fact that the obligations of Parent and Purchaser to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon financing.

        14. The fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to signing the Merger Agreement and, if any such proposal were made, the Board, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any other third party.

        15. The regulatory approvals required to consummate the Merger, including any applicable antitrust approvals and the prospects for receiving such approvals.

        16. The fact that in the event that the Board decides to accept an Acquisition Proposal from a third party, the Board may terminate the Merger Agreement and pay Parent a termination fee of $2,750,000 inclusive of fees and expenses. The Board did not believe that such termination provision would be a significant deterrent to a higher offer by a third party interested in acquiring the Company.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. The Board did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

    (c) After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares, held of record or beneficially owned by such person, to Purchaser as of the expiration date of the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The Company has retained Legg Mason as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Legg Mason's engagement, the Company has agreed to pay Legg Mason for its services a financial advisory fee which includes an initial fee of $75,000 (one-half of which is creditable against the portion of the fee earned on any transaction consideration over $50 million) plus $750,000 payable upon the consummation of a transaction, plus an amount equal to 2% of that portion of the transaction consideration which exceeds $50 million, plus $150,000 for the issuance of a fairness opinion letter. The Company has also agreed to reimburse Legg Mason for reasonable out-of-pocket expenses, including document and presentation material and expenses of counsel, in an amount not to exceed $35,000, and to indemnify Legg Mason and certain related parties against certain liabilities arising out of Legg Mason's engagement.

    Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    On November 22, 2000, Ross Summers, an executive officer of the Company, purchased 1,000 shares of Common Stock from an unaffiliated party on the open market for $1.968 per share. On the same date, William Perkin, a director of the Company, purchased 2000 shares of Common Stock from an unaffiliated party on the open market for $2.1875 per share.

    On December 1, 2000, Jeff Wasson, Chief Executive Officer of the Company, sold 53,333 shares of Common Stock to Mr. Summers, an executive officer of the Company. On the same date, Mr. Wasson sold 53,333 shares of Common Stock to Christopher Kuhn, an executive officer of the Company; and 66,667 shares to H. Whit Ehrler, an executive officer and director of the Company; and 30,667 shares to an unaffiliated party. All of these sales were at $0.75 per share, and were privately negotiated transactions.

    On December 22, 2000, Jerry Rutherford, a director of the Company, sold 40,000 shares of Common Stock to Mr. Ehrler, an executive officer and director of the Company, and 10,000 shares of Common Stock to Michael Bauer, an executive officer of the Company, for $1.00 per share, in a private transaction.

    Except for the issuance of Shares upon exercise of outstanding options and except as described in the foregoing paragraphs, no transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by an executive officer, director or affiliate of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    1. Except as set forth above or in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to: (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;
(2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (3) any purchase, sale or transfer of a material amount of assets of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

    2. Except as described in Item 3 or 4(a) or (b) above (the provisions of which are hereby incorporated by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(1) above.

ITEM 8.  ADDITIONAL INFORMATION.

    1. The Information Statement attached as Schedule II hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

    2.  Minimum Condition

    The Tender Offer is subject to numerous conditions, including a minimum condition (the "Minimum Condition") that requires Parent, in response to the Offer, to receive a number of shares which, together with the shares of Company Common Stock already owned by Parent and Purchaser, would constitute a majority of the Common Stock outstanding. As a prerequisite to Parent and Purchaser signing the Merger Agreement, Parent and Purchaser required holders of approximately 40.6% of the outstanding Common Stock to sign Stockholder Agreements, which require the Key Stockholders to tender their shares to Parent in response to the Offer. When added to the approximately 9.9% of the outstanding Common Stock already held by Parent, these shares, if tendered in accordance with the Stockholder Agreements, would cause the Minimum Condition to be met. Accordingly, Parent will have the ability to approve the Merger without the affirmative vote of any other stockholder.

    3.  Section 203 of the Delaware General Corporation Law

    As a Delaware corporation, the Company is subject to Section 203
("Section 203") of the Delaware General Corporation Law ("DGCL"). Under
Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the time that such a stockholder became an interested stockholder, unless
(i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election),
(ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, if such stockholder is an affiliate of the corporation, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

    In accordance with the Merger Agreement and Section 203, the Board approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

    4.  Short Form Merger

    If Purchaser acquires, pursuant to the Offer or otherwise (including the shares of Common Stock beneficially owned by Parent prior to the Offer), at least 90% of the then-outstanding shares of Common Stock, under DGCL, Purchaser's board of directors will be able to, and the Merger Agreement will require it to, adopt a plan of merger to effect the Merger without a vote of the Company's stockholders. If Purchaser does not acquire (including its prior holdings and the prior holdings of Parent) at least 90% of the then-issued and outstanding Shares pursuant to the Offer or otherwise, a vote of the stockholders will be required under DGCL to effect the Merger, and a significantly longer period of time will be required to effect the Merger. Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after the consummation of the Offer.

    5. The Purchaser's Designation of Persons to be Elected to the Board of Directors.

    The Information Statement attached as Schedule II to this Statement is being furnished in connection with the possible designation by the Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of the Company's stockholders.

    6.  Appraisal Rights.

    No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, Stockholders will have the rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash for the fair value of, their Shares. Such rights to dissent, if all statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any value arising from the Merger) required to be paid in cash to dissenting stockholders for their Shares. Any judicial determination of the fair value (excluding any value arising from the Merger) required to be paid in cash to dissenting stockholders for their Shares. Any judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value as so determined could be more or less than the Merger Consideration and the market value of the Shares, or less than the Merger Consideration. Failure to precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

    If a stockholder who demands appraisal under Section 262 of the DGCL later withdraws his demand for appraisal, the Shares of that stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivering a written withdrawal of such demand for appraisal and acceptance of the Merger to the Company.

ITEM 9.  EXHIBITS.

Exhibit 1   Offer to Purchase, dated January 12, 2001.(1)

Exhibit 2   Form of Letter of Transmittal.(1)

Exhibit 3   Merger Agreement, dated January 3, 2001, among Hotel
            Reservations Network, Inc., Wonsub, Inc. and TravelNow.com
            Inc.(2)

Exhibit 4   Joint Press Release of Hotel Reservations Network, Inc. and
            TravelNow.com Inc., dated January 4, 2001.(2)

Exhibit 5   Stockholder Agreement, dated January 3, 2001 by and among
            Hotel Reservations Network, Inc., Wonsub, Inc. and Jeffrey
            A. Wasson.(1)

Exhibit 6   Stockholder Agreement, dated January 3, 2001 by and among
            Hotel Reservations Network, Inc., Wonsub, Inc. and Jerry
            Rutherford.(1)

Exhibit 7   Stockholder Agreement, dated January 3, 2001 by and among
            Hotel Reservations Network, Inc., Wonsub, Inc. and Ross
            Summers.(1)

Exhibit 8   Stockholder Agreement, dated January 3, 2001 by and among
            Hotel Reservations Network, Inc., Wonsub, Inc. and Marvin
            McDaniel.(1)

Exhibit 9   Stockholder Agreement, dated January 3, 2001 by and among
            Hotel Reservations Network, Inc., Wonsub, Inc. and Donna
            McDaniel.(1)

Exhibit 10  Stockholder Agreement, dated January 3, 2001 by and among
            Hotel Reservations Network, Inc., Wonsub, Inc. and Jamie
            Coppedge.(1)

Exhibit 11  Stockholder Agreement, dated January 3, 2001 by and among
            Hotel Reservations Network, Inc., Wonsub, Inc. and
            Christopher Lynch.(1)

Exhibit 12  Stockholder Agreement, dated January 3, 2001 by and among
            Hotel Reservations Network, Inc., Wonsub, Inc. and William
            Perkin.(1)

Exhibit 13  Stockholder Agreement, dated January 3, 2001 by and among
            Hotel Reservations Network, Inc., Wonsub, Inc. and H. Whit
            Ehrler.(1)

Exhibit 14  Stockholder Agreement, dated January 3, 2001 by and among
            Hotel Reservations Network, Inc., Wonsub, Inc. and Chris
            Kuhn.(1)

Exhibit 15  Conditional Amendment to Employment Agreement, dated January
            3, 2001 by and among TravelNow.com Inc., Hotel Reservations
            Network, Inc. and Jeffrey A. Wasson.(1)

Exhibit 16  Conditional Amendment to Employment Agreement, dated January
            3, 2001 by and among TravelNow.com Inc., Hotel Reservations
            Network, Inc. and Whit Ehrler.(1)

Exhibit 17  Conditional Amendment to Employment Agreement, dated January
            3, 2001 by and among TravelNow.com Inc., Hotel Reservations
            Network, Inc. and Michael Bauer.(1)

Exhibit 18  Conditional Amendment to Employment Agreement, dated January
            3, 2001 by and among TravelNow.com Inc., Hotel Reservations
            Network, Inc. and Chris Kuhn.(1)

Exhibit 19  Exclusivity Agreement, dated December 29, 2000 by and among
            TravelNow.com Inc. and Hotel Reservations Network, Inc.(2)

Exhibit 20 Confidentiality Agreement, dated December 20, 2000, by and between Hotel Reservations Network, Inc. and TravelNow.com
            Inc.(2)

Exhibit 21  Affiliate Agreement, dated May 31, 2000, between Hotel
            Reservations Network, Inc. and TravelNow.com Inc.(1)

------------------------

(1) Filed as an exhibit to Hotel Reservations Network, Inc. and Wonsub, Inc.'s Tender Offer Statement on Schedule TO, dated January 12, 2001, and incorporated herein by reference.

(2) Previously filed on January 10, 2001 as an exhibit to TravelNow.com Inc.'s Form 8-K.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      TRAVELNOW.COM INC.

                                                                   /S/ JEFFREY A. WASSON
                                                      ------------------------------------------------
                                                                  Name: Jeffrey A. Wasson
                                                               Title: Chief Executive Officer

Dated: January 12, 2001

                                   SCHEDULE I

                                                                 January 3, 2001

The Board of Directors
TravelNow.com Inc.
318 Park Central East, Suite 418
Springfield, Missouri 65806

Attention:  Jeffrey A. Wasson
        Chief Executive Officer and Chairman of the Board of Directors

Members of the Board of Directors:

    We are advised that TravelNow.com Inc. ("TNOW" or the "Company") is considering entering into an Agreement and Plan of Merger (the "Agreement"), to be dated the date hereof with Hotel Reservations Network, Inc. ("ROOM") and a to be named subsidiary of ROOM ("Subsidiary"). Under the terms of the Agreement, ROOM will commence a tender offer for all outstanding shares of TNOW common stock for $4.16 per share in cash following which Subsidiary will merge with and into TNOW, resulting in all untendered shares of TNOW common stock representing the right to receive $4.16 in cash, all on terms and conditions more fully set forth in the Agreement (the tender offer and merger are collectively referred to herein as the "Transaction").

    You have requested our opinion, as investment bankers, as to the fairness to the stockholders of the outstanding common stock of the Company, other than the stockholders entering into the Stockholder Agreement contemplated by the Agreement and any other stockholder that owns 9% or more of the Company (the "unaffiliated stockholders"), from a financial point of view, of the consideration to be received by the stockholders of the Company in the Transaction.

    For purposed of rendering this opinion, we have, among other things:

        (i) reviewed a draft of the form of the Agreement and certain related documents;

        (ii) reviewed the audited consolidated financial statements of TNOW for the twelve-month periods ended March 31, 2000 and March 31, 1999;

       (iii) reviewed the unaudited financial statements of TNOW for the three-month and six-month periods ended September 30, 2000;

        (iv) reviewed the unaudited and preliminary financial statements of TNOW for the months ended October 31, 2000 and November 30, 2000 (which, we have been informed by management of TNOW, are the most recent available financial statements), and certain non-public financial and other information concerning TNOW;

        (v) reviewed certain publicly available information concerning TNOW, in addition to those items specified in (ii) and (iii) above;

        (vi) reviewed and analyzed certain publicly available financial and stock market data with respect to operating statistics relating to selected public companies that we deemed relevant to our inquiry;

       (vii) review the reported prices and trading activity of the publicly-traded securities of TNOW;

      (viii) analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our inquiry;

        (ix) held meetings and discussions with certain officers and employees of TNOW concerning the operations, financial condition and future prospects of TNOW; and

        (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion.

    In connection with our review, we have assumed and relied upon the accuracy and completeness of all financial and other information supplied to us by TNOW or publicly available, and we assume no responsibility for independent verification of such information. We have further relied upon the assurances of management of TNOW that they are unaware of any facts that would make such information incomplete or misleading. We have also relied upon the management of TNOW, as to the reasonableness and achievability of any and all projected financial information (and the assumptions and bases therein) relating to TNOW, and we have assumed that any financial projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future operating performance of TNOW. Any such financial projections would be based on numerous variables and assumptions that are inherently uncertain, including without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

    We have not been requested to make, and have not made, an independent appraisal or evaluation of the assets, properties or liabilities of TNOW and we have not been furnished with any such appraisal or evaluation. We have not reviewed any of the books and records of TNOW or assumed any responsibility for conducting a physical inspection of the properties or facilities of TNOW. Further, this opinion is based upon prevailing market conditions and other circumstances and conditions existing on the date hereof. We have assumed that the definitive Agreement will not differ materially from the draft we reviewed and the Transaction will be consummated on the terms and conditions described in the form of the Agreement reviewed by us. It is understood that subsequent developments may affect the conclusions reached in this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

    It is understood that this letter is directed to the Company's Board of Directors. The opinion expressed herein is provided for the use of the Company's Board of Directors in its evaluation of the proposed Transaction and does not constitute a recommendation to any stockholder of the Company either of the Transaction or as to whether any stockholder should tender shares in the related tender offer. In addition, this letter does not constitute a recommendation of the Transaction over any other alternative transaction which may be available to the Company to proceed with or effect the Transaction. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without the prior written consent of Legg Mason Wood Walker, Incorporated; provided that this Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Transaction.

    Legg Mason is currently providing investment banking services to TNOW and will receive a fee for its services upon the sale of the Company, which is contingent upon the closing of the sale. In addition, Legg Mason will receive a separate fee for providing this Opinion to the Board of Directors of TNOW.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the consideration to be received by the unaffiliated stockholders of TNOW in the Transaction is fair to such stockholders from a financial point of view.

                                                       Very truly yours,

                                                       /s/ LEGG MASON WOOD WALKER, INCORPORATED
                                                       ---------------------------------------------
                                                       Legg Mason Wood Walker, Incorporated

                                  SCHEDULE II
                               TRAVELNOW.COM INC.
                        318 PARK CENTRAL EAST, SUITE 418
                          SPRINGFIELD, MISSOURI 65806
                     INFORMATION PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

    This Information Statement is being furnished to holders of the common stock, par value $0.01 per share ("Common Stock" or the "Shares"), of TravelNow.com Inc., a Delaware corporation (the "Company"), in connection with the possible designation by Wonsub, Inc., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Hotel Reservations Network, Inc. a Delaware corporation ("Parent"), of at least a majority of the board of directors of the Company (the "Board") pursuant to the terms of an Agreement and Plan of Merger, dated January 3, 2001 (the "Merger Agreement"), by and among the Company, Purchaser and Parent. This Information Statement is part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of the Company. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the
Schedule 14D-9. THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY STOCKHOLDERS.

    Pursuant to the Merger Agreement, after Purchaser has accepted for payment, and paid for, Shares pursuant to the Offer (the "Funding Date"), and from time to time thereafter, Purchaser has the right to have persons designated by it become directors of the Company (the "Purchaser Designees") so that the total number of such persons equals the number, rounded up to the next whole number, which is the product of (i) the total number of directors on the Board of Directors of the Company and (ii) the percentage that such number of Shares so purchased bears to the total number of Shares then outstanding. The Merger Agreement provides that the Company will promptly take all actions necessary to cause such Purchaser Designees to be so elected, including (a) increasing the size of the Board or (b) using its reasonable efforts to seek the resignations of one or more existing directors (except that there must be no fewer than two Continuing Directors (as defined below)). Following the election or appointment of Purchaser Designees and prior to the time the Merger becomes effective (the "Effective Time") if any of the directors of the Company then in office is a director of the Company on the date hereof (a "Continuing Director"), any amendment or termination of the Merger Agreement which requires action by the Company, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement and any exercise or waiver of any of the provisions of the Merger Agreement providing rights or remedies to the Company, will require the affirmative vote of a majority of the Continuing Directors.

PURCHASER DESIGNEE BIOGRAPHICAL INFORMATION

    Purchaser has informed the Company that it will choose the Purchaser Designees from the individuals shown in the table below to serve on the Board. The information contained herein has been furnished to the Company by Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information. None of the Purchaser Designees is a director of, or holds any position with, the Company. To the best of Purchaser's knowledge, except as set forth under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and in the accompanying Offer to Purchase, no Purchaser Designee or any of its respective associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission.

                             PROPOSED DIRECTOR LIST

NAME                                          AGE           PRESENT OCCUPATION OR EMPLOYMENT
----                                          ---           --------------------------------
Robert Diener.............................     42      President and Treasurer, Hotel
                                                       Reservations Network, Inc.
Victor Kaufman............................     57      Vice Chairman, USA Networks, Inc.
Dara Khosrowshahi.........................     31      Executive Vice President, Operation and
                                                       Strategic Planning, USA Networks, Inc.
David Litman..............................     43      Chief Executive Officer, Hotel
                                                       Reservations Network, Inc.
Jon Miller................................     44      President and Chief Executive Officer of
                                                       USA Information and Services, a division
                                                       of USA Networks, Inc.
Greg Porter...............................     35      General Counsel and Secretary, Hotel
                                                       Reservations Network, Inc.
Mel Robinson..............................     45      Chief Financial and Strategic Officer,
                                                       Hotel Reservations Network, Inc.
Michael Sileck............................     41      Chief Financial Officer, USA Networks,
                                                       Inc.

------------------------

    Mr. Diener serves as Parent's President and as one of its directors. He founded Parent's predecessor business with Mr. Litman in 1991 and previously served as that entity's President and Treasurer.

    Mr. Kaufman is a director of Parent. Since October 1999, Mr. Kaufman has served as Vice Chairman of USA Networks, Inc. ("USAi"). From January 1997 until October 1999, Mr. Kaufman served in the Office of the Chairman for USAi and, from November 1997 until October 1999, he served as Chief Financial Officer for USAi. Prior to that time, since 1992, he served as Chairman and Chief Executive Officer of Savoy.

    Mr. Khosrowshahi is a director of Parent. Mr. Khosrowshahi has served as Executive Vice President, Operation and Strategic Planning and a director of USAi since June 2000. Previously, from August 1999, Mr. Khosrowshahi was President of USA Networks Interactive ("USANi"), a division of USAi. Mr. Khosrowshahi was the Vice President of Strategic Planning for USAi and USANi LLC from March 1998 to August 1999. Prior to joining USAi, from 1991 to 1998, he was employed by Allen & Company Incorporated where he was a Vice President from 1995 to 1996 and Director from 1996 to 1998.

    Mr. Litman serves as Parent's Chief Executive Officer and as one of its directors. He co-founded Parent's predecessor business with Mr. Diener in 1991 and previously served as that entity's Chief Executive Officer.

    Mr. Miller is a director of Parent. Since June 2000, Mr. Miller has served as President and Chief Executive Officer of USA Information and Services, a division of USAi. Previously, from October 1999, Mr. Miller served as the President and Chief Executive Officer of USA Electronic Commerce and Services, a division of USAi. From July 1997 to October 1999, Mr. Miller was a President and Chief Executive Officer of USA Broadcasting, a division of USAi. Prior to July 1997, Mr. Miller was the Managing Director of Nickelodean International.

    Mr. Porter has served as Parent's General Counsel and Secretary since June 2000. Previously, from August 1999, Mr. Porter was an attorney with the law firm of Baker & McKenzie. From 1995 to 1999, Mr. Porter was Vice President--Legal of Harken Energy Corporation, an oil and gas exploration company.

    Mr. Robinson has served as Parent's Chief Financial and Strategic Officer since September 2000. Previously, from 1997, Mr. Robinson was Senior Vice President of Travel Services International, a leisure travel distribution firm. From 1994 to 1997, Mr. Robinson was Chief Financial Officer of Cruises Only.

    Mr. Sileck is a director of Parent. Since October 1999, Mr. Sileck has served as Chief Financial Officer of USA Networks, Inc. Before joining USAi, Mr. Sileck was Vice President of Finance at Sinclair Broadcast Group from June 1996 to August 1999. From July 1990 to June 1996, he served as Director of Finance at River City Broadcasting. L.P.

                        VOTING SECURITIES OF THE COMPANY

    As of January 8, 2001, there were issued and outstanding 10,961,261 shares of Common Stock, each of which entitles the holder to one vote.

                   BOARD OF DIRECTORS, ACQUISITION DESIGNEES
                             AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

    The persons named below are the current members of the Board. The following sets forth as to each director his age (as of January 8, 2001), principal occupation and business experience, the period during which he has served as a director, any family relationship with any other director or executive officer of the Company and the directorships currently held by him in corporations whose shares are publicly registered.

                                                                           SERVED AS A
                                                      POSITION              DIRECTOR     YEAR TERM
NAME                              AGE               WITH COMPANY              SINCE       EXPIRES
----                            --------   ------------------------------  -----------   ----------
Jeffrey Alan Wasson...........     27      Chief Executive Officer &          1999          2001
                                           Director
H. Whit Ehrler................     59      Vice President & Chief             1999          2001
                                           Financial Officer, Director
William Perkin (1)(2)(3)......     44      Director                           1999          2001
Jerry Rutherford (1)(2)(3)....     57      Director                           1999          2001
Antoine Toffa (3).............     35      Director                           2000          2001

------------------------

(1) Member of the Compensation Committee

(2) Member of the Stock Option Committee

(3) Member of the Audit Committee

    Jeffrey Alan Wasson was a founding member of the Company in May 1995.
Mr. Wasson was elected to the Board of Directors on August 6, 1999. Currently, Mr. Wasson serves as Chief Executive Officer of the Company. From August of 1991 until May of 1995, Mr. Wasson was a student at the University of Missouri in Columbia, Missouri, majoring in Travel and Tourism.

    H. Whit Ehrler joined the Company as Vice President & Chief Financial Officer on August 23, 1999. Mr. Ehrler was elected to the Board of Directors on October 22, 1999. Mr. Ehrler was Vice President, Finance & Administration of Carrollton Graphics, Inc. in Carrollton, Ohio from June 1997 through
August 1999. From 1994 through June, 1997, Mr. Ehrler was with Helson Ehrler Investment Partners in Stamford, Connecticut.

    William Perkin was appointed to the Company's Board of Directors on October 22, 1999, to fill a newly created seat on the Board. Since February 1, 2000, Mr. Perkin has been the Chief Executive Officer of Eclectic
Enterprises, Inc. dba Way2bid.com. From 1988 to January 1999, Mr. Perkin was the sole owner of Perkin Marketing Services, Inc., an advertising marketing company with principal offices located in Springfield, Missouri.

    Jerry Rutherford was appointed to the Company's Board of Directors on October 22, 1999, to fill a newly created seat on the Board. Since March of 1995, Mr. Rutherford has operated several businesses owned entirely by Mr. Rutherford, including ERA Rutherford Realtors, located in Springfield, Missouri. Mr. Rutherford was a Vice President and General Manager of TeleCable of Springfield, Inc. in Springfield, Missouri from April 19, 1979, until
March 1995, at the time of its acquisition by Telecommunications, Inc. in February of 1995.

    Antoine Toffa was appointed to the Company's Board of Directors on May 3, 2000, to fill a vacated seat on the Board. Mr. Toffa holds a Masters degree in Business Administration from Harvard Business School. He is also a member of the Board of Directors of 800 Travel Systems, Inc. In June 1996, Mr. Toffa founded Trip.com, Inc., and acted as President and Chief Executive Officer of
Trip.com, Inc. until September 1999. Prior to June 1996, Mr. Toffa acted as a consultant for Time Warner Interactive and Mars & Co. In January 2000,
Mr. Toffa was chosen as the Person of the Year in interactive travel by Interactive Travel Report. Mr. Toffa was also voted one of 100 rising stars in the travel industry by Travel Agent Magazine in April 1999.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

    The business of the Company is managed under the direction of the Board of Directors. The Board meets on a regularly scheduled basis to review significant developments affecting the Company and to act on matters requiring Board approval. It also holds special meetings and acts by written consent when important matters require Board action between scheduled meetings.

    During the fiscal year ended March 31, 2000, the Board met five times. During the fiscal year ended March 31, 2000, all directors attended more than 75% of all the meetings of the Board. The Board has an audit committee, a compensation committee and a stock option committee, as described below. The Board does not have a nominating committee or a committee performing the functions of a nominating committee.

AUDIT COMMITTEE

    In December 1999, the Board of Directors formed the audit committee for the purpose of reviewing the Company's internal accounting procedures and consulting with and reviewing the services provided by the Company's independent public accountants, Deloitte & Touche LLP ("Deloitte & Touche"). Currently, the audit committee consists of the three independent directors, William Perkin, Jerry Rutherford and Antoine Toffa. All three members of the audit committee are independent as independence is defined in Rule 4200(a)(14) of the National Association of Securities Dealers' listing standards. The audit committee did not meet during the fiscal year ended March 31, 2000. The Board of Directors has adopted a written charter for the audit committee, a copy of which charter was attached as an appendix to the Company's Definitive Proxy Statement dated September 6, 2000, and which is incorporated herein by reference.

COMPENSATION COMMITTEE

    In December 1999, the Board of Directors formed the compensation committee. The compensation committee reviews and recommends to the Board the compensation and benefits of all of the officers of the Company and reviews general policy relating to compensation and benefits of the Company's employees. The compensation committee consists of two of the independent directors,

William Perkin and Jerry Rutherford. The compensation committee met once during the fiscal year ended March 31, 2000.

STOCK OPTION COMMITTEE

    In May 2000, the Board of Directors formed the stock option committee. The stock option committee administers the TravelNow.com Inc. 2000 Omnibus Stock Incentive Plan and grants stock options pursuant to such plan. Currently, the stock option committee consists of two of the independent directors, William Perkin and Jerry Rutherford.

COMPENSATION OF DIRECTORS

    Directors who are also employees of the Company receive no compensation in their capacities as directors.

    In exchange for agreeing to serve as a member of the Board of Directors, Antoine Toffa was granted options exercisable at any time after May 3, 2000, to acquire 20,000 shares of Common Stock at $8.25 per share. The Company's other non-employee directors are not currently compensated for serving in their capacity as directors.

                                   MANAGEMENT

EXECUTIVE OFFICERS

    The following table sets forth, as of January 8, 2001, certain information regarding the Company's executive officers, each of whom is expected to serve in such capacity until the consummation of the Merger. Officers are elected annually by the Board of Directors and serve at its discretion.

NAME                                          AGE              POSITION WITH THE COMPANY
----                                          ---              -------------------------
Jeffrey A. Wasson.........................     27      Chief Executive Officer & Director
H. Whit Ehrler............................     59      Vice President, Chief Financial Officer &
                                                       Director
Christopher R. Kuhn.......................     34      Vice President & Chief Information Officer
Ross E. Summers...........................     48      Vice President of Corporate Relations
Marvin McDaniel...........................     51      Vice President of Travel Services
Michael Bauer.............................     31      Vice President of Sales and Marketing &
                                                       Chief Operating Officer

BUSINESS EXPERIENCE

    See "Board Biographical Information" above for biographical information regarding Messrs. Wasson and Ehrler.

    Christopher R. Kuhn joined the Company on July 12, 1999, as Vice President and Chief Information Officer. Prior to joining the Company, Mr. Kuhn was Director of Web Development for Compaq Computer from August 1998 until
July 1999, Manager of Web Service Solutions with Digital Equipment from
April 1998 until August 1998 and Manager of Web Engineering for MCI Telecommunications from November 1989 until April 1998.

    Ross Summers joined the Company as General Manager in September 1999.
Mr. Summers was appointed Vice President of the Company on May 3, 2000 and Secretary of the Company on June 7, 2000. Mr. Summers has 18 years of telecommunications management experience, most recently as General Manager of TCI and AT&T Cable Services. Mr. Summers was an original investor in the Company. He is a graduate from the University of Missouri-Columbia.

    Marvin McDaniel officially became an employee of the Company in February 2000. Mr. McDaniel has more than 26 years of experience in the travel industry as owner of McDaniel Travel, Inc., one of the largest full-service travel agencies in southern Missouri. Prior to joining the Company,

Mr. McDaniel was instrumental in the Company's growth, providing travel expertise and a number of travel-related facilities in the early stages of the Company's development. Mr. McDaniel is a graduate of Southwest Missouri State University with a major in mathematics.

    Michael Bauer joined the Company as Vice President of Sales & Marketing in April 2000 and has six years of travel industry experience. Mr. Bauer was an Account Executive for Ambassadors Performance Group from September 1998 through April 2000. From 1994 through 1998, Mr. Bauer was with Maritz Travel Company where he held various positions. From 1993 through 1994, Mr. Bauer was with Marketsource in Chicago, Illinois. Mr. Bauer held various positions with Walt Disney World, in Orlando Florida from 1991 through 1993. He attended the University of Iowa in Iowa City, Iowa, majoring in Leisure Studies.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information as of January 8, 2001, regarding the beneficial ownership of Common Stock by (i) each person or group known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and nominee for director of the Company, (iii) each of the Company's Named Officers (as defined under "EXECUTIVE COMPENSATION--Summary Compensation Table") and (iv) all directors and executive officers of the Company as a group.

                                                              SHARES BENEFICIALLY
                                                                  OWNED AS OF
                                                              JANUARY 8, 2001 (1)
                                                              --------------------
NAME OF BENEFICIAL OWNER                                       NUMBER     PERCENT
------------------------                                      ---------   --------
Hotel Reservations Network, Inc (2).........................  1,080,000      9.9
  8140 Walnut Hill Lane, Suite 800
  Dallas, Texas 75231
Jeffrey Wasson (3)..........................................  1,692,067     15.6
Jerry Rutherford (3)........................................  1,296,569     11.9
Ross Summers (3)(4).........................................    509,502      4.7
Marvin McDaniel (3)(4)......................................    209,533      1.9
H. Whit Ehrler (3)(4)(5)....................................    173,334      1.6
Christopher R. Kuhn (3)(4)(6)...............................    120,000      1.1
Michael Bauer (3)(4)........................................     10,000      0.1
William Perkin (3)..........................................    110,181      1.0
Antoine Toffa (3)(7)........................................     20,000      0.2
All directors and executive officers as a group.............  3,987,852     36.7

------------------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power with respect to securities.

(2) Information based on a Report on Schedule 13D dated December 28, 2000, which was filed jointly with the Commission by Parent and USA Networks, Inc. ("USAi"). All shares reflected in the table are beneficially owned by Parent. As a majority owner of Parent, USAi may be deemed to be a beneficial owner of such shares. Barry Diller, the Chairman and Chief Executive Officer of USAi, Liberty Media Corporation, Universal Studios, Inc., The Seagram Company Ltd. and USAi are parties to a stockholders agreement (the "Stockholders Agreement") relating to USAi. Through his own holdings and the Stockholders Agreement, Mr. Diller has the right, directly or indirectly, to control approximately 74% of the outstanding total voting power of USAi. As a result, except with regard to certain specified matters, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of USAi's stockholders. Mr. Diller disclaims beneficial ownership of any shares of Company stock beneficially owned by Parent and USAi. All shares are held subject to shared voting power and dispositive power between Parent and USAi.

(3) Messrs. Wasson, Summers, Ehrler, Kuhn, Bauer, McDaniel and Toffa have elected to use as their address the address of TravelNow, 318 Park Central East, Suite 418, Springfield, Missouri 65806. Mr. Rutherford's address is:
    3222 S. Campbell Avenue, Suite MM, Springfield, Missouri 65807.
    Mr. Perkin's address is: 3343 E. Montclair, Springfield, Missouri 65804.

(4) On May 3, 2000, the Board of Directors approved the TravelNow.com Inc. 2000 Omnibus Stock Incentive Plan and these individuals were granted stock options equal to their respective annual salary, divided by the closing sale price of the Company's common stock on May 3, 2000. The stock options vest in three equal annual installments beginning on the first anniversary of the initial grant date, which was May 3, 2000. Additionally, on December 1, 2000 these individuals were granted options in the same amount at a price of $0.71875 and again on December 31, 2000 at a price equal to their respective annual salary, divided by the closing sale price of the Company's Common Stock on December 31, 2000.

(5) This number includes 66,667 shares of common stock which Mr. Ehrler has the right to acquire from stock options, as of August 23, 2000.

(6) This number includes 66,667 shares of common stock which Mr. Kuhn has the right to acquire from stock options, as of July 12, 2000.

(7) This amount represents 20,000 shares of common stock which Mr. Toffa has the right to acquire from stock options, as of May 3, 2000.

    Certain individual holders of the Company's Common Stock have entered into a Standstill Agreement with the Company, effective July 13, 2000. The Standstill Agreement provides that such individual holders shall not transfer or sell their shares of common stock, except in privately negotiated transactions, for a period of one year, beginning on the effective date of the Standstill Agreement. The individual holders, however, may pledge or encumber up to 30% of their shares of common stock during such one year period. This Standstill Agreement affects approximately 7,300,000 shares of the Common Stock.

    On December 18, 2000, certain individual holders of Common Stock entered into a Letter Agreement which provides that such individual holders will hold their Common Stock and will not vote or dispose of their Common Stock in any transaction not approved by the Board of Directors of the Company, until April 30, 2001. Accordingly, these individual holders may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act. This Letter Agreement affects 4,453,884 shares, or 40.6% of the outstanding Common Stock.

MATERIAL ADVERSE INTERESTS

    No director, officer or affiliate of the Company, or any owner of record or beneficially or more than five percent of the Common Stock of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or has any material interest adverse to the company.

CHANGES IN CONTROL

    On July 23, 1999, an Agreement and Plan of Merger was consummated between TravelNow.com Inc., a Missouri corporation ("TravelNow of Missouri"), and the Company, which, at that time, was known as Sentry Accounting, Inc. ("Old Sentry"). Pursuant to the Agreement and Plan of Merger, the Company acquired 100% of the issued and outstanding stock of TravelNow of Missouri in exchange for 1,475,533 shares of restricted Common Stock of the Company. At the time of the merger, 491,000 shares of Common Stock were freely transferable or unrestricted and held by shareholders of the Company. After the merger, the total number of shares of Common Stock issued and outstanding was 1,966,533. On July 28, 1999, the Company issued a stock dividend of approximately 4.25 shares for each share outstanding, increasing the total shares of Common Stock from 1,966,533 to 10,324,304 shares issued and outstanding. Pursuant to the merger, the shareholders of TravelNow of Missouri received approximately 75% of the Common Stock of the Company. At the time of the filing of the Articles of Merger, the Company changed its name from Sentry Accounting, Inc. to TravelNow.com Inc. The transaction consummated between TravelNow of Missouri and the Company is generally known as a reverse merger. A reverse merger is normally the result of a merger in which the acquiring corporation (the Company) has less size and substance than the acquired company (TravelNow of Missouri). The acquiring corporation (the Company) survives as a legal entity, but the shareholders of the acquired company (TravelNow of Missouri) obtain a majority of the voting rights of the combined entity. The substantive effect of the transaction is thus reversed from the legal effect.

RELATIONSHIPS AMONG DIRECTORS OR EXECUTIVE OFFICERS

    There are no family relationships among any of the directors or executive officers of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In April 2000, the Company made a loan to each of its then Co-Chief Executive Officers, Jeffrey A. Wasson and John Christopher Noble. Mr. Wasson received $65,000, and Mr. Noble received $60,000. The loans were made to pay the taxes related to the restricted stock award each Co-Chief Executive Officer received on May 18, 1999. Mr. Wasson and Mr. Noble each executed a Promissory
Note in favor of the Company related to their respective loan. Each note is payable on demand and has an interest rate of 8% per annum.

    Since April 1, 1999, the Company has made payments of approximately $325,000 to McDaniel Travel, Inc., a corporation wholly owned by Marvin McDaniel, an executive officer of the Company, and his wife. The Company made the payments to purchase travel services, primarily airline tickets, for the Company's use and for resale in the ordinary course of the Company's business. In the same time period, the Company has received payments from McDaniel Travel, Inc., of approximately $578,000, primarily for commissions earned by the Company on the sale of airline tickets.

    On January 2, 2000, TravelNow extended a loan to Whit Ehrler, a director and officer of the Company, in the amount of $80,000 pursuant to the terms of his current employment agreement effective August 23, 1999.

EXECUTIVE COMPENSATION

    Donald R. Mastropietro served as Chief Executive Officer of Old Sentry from its inception in June 1996 until September 30, 1998. Mr. Mastropietro did not receive any compensation during fiscal year 1998. During the fiscal year ended March 31, 1999, Mr. Mastropietro received compensation of $10,500. Ms. Teresa B. Crowley served as Chief Executive Officer of Old Sentry from September 30, 1998, until July 23, 1999. During the fiscal year ending March 31, 1999, Ms. Crowley received compensation of $3,000. Ms. Crowley did not receive any compensation during the fiscal year ended March 31, 2000.

    The following table summarizes the annual compensation paid during the fiscal year ended March 31, 2000, to the then Co-Chief Executive Officers. Because none of the executive officers worked their entire term, no individuals at the Company received compensation in excess of $100,000 in that fiscal year. The following table also includes the actual compensation paid during the fiscal year ended March 31, 2000, to the other executive officers whose salary and bonus is anticipated to exceed $100,000 annually during the current fiscal year, for services rendered in all capacities.

                       ANNUAL SUMMARY COMPENSATION TABLE

                                                                                                          LONG-TERM
                                            ANNUAL COMPENSATION                                      COMPENSATION AWARDS
                                    ------------------------------------                           ------------------------
                                      YEAR                                                         SECURITIES    RESTRICTED
                                     ENDED                                     OTHER ANNUAL        UNDERLYING      STOCK
NAME AND PRINCIPAL POSITION         MARCH 31   SALARY ($)      BONUS ($)      COMPENSATION($)      OPTIONS (#)   AWARDS (#)
---------------------------         --------   ----------      ---------      ---------------      -----------   ----------
John Christopher Noble............    2000     $90,385.00(3)    $2,969(9)           (2)
Jeff Wasson,......................    2000     $90,385.00(4)    $4,000(9)           (2)
  Chief Executive Officer
H. Whit Ehrler,...................    2000     $73,500.00(7)                        (6)              250,000(8)
  Vice President & Chief Financial
  Officer
Christopher R. Kuhn,..............    2000     $90,000.00(7)                        (5)              250,000(8)
  Vice President & Chief
  Information Officer
Michael Bauer (1).................    2000     $     0.00                           (2)
  Vice President of Sales &
  Marketing & Chief Operating
  Officer
Marvin McDaniel (1)...............    2000     $26,000.00                           (2)
  Vice President of Travel
  Services
Ross Summers (1)..................    2000     $25,769.18                           (2)
  Vice President for Corporate
  Relations

------------------------------

(1) Marvin McDaniel, who joined the Company after January 1, 2000, was appointed as an executive officer on May 3, 2000, and will receive an annual salary of $104,000. Ross Summers, who joined the Company on September 15, 1999, was appointed as an executive officer on May 3, 2000 and will receive an annual salary of $104,000. Mr. Michael Bauer, who joined the Company on April 11, 2000 and was also appointed as an executive officer on May 3, 2000, will receive an annual salary of $104,000.

(2) For the period covered by this information statement no other annual compensation had been paid to these executive officers.

(3) John Christopher Noble was a founding member of the Company in May 1995. He acted as Co-Chief Executive Officer, Secretary and served as a Director until May 3, 2000, when he resigned from all positions at the Company. Pursuant to the Mutual Release and Termination Agreement between Mr. Noble and the Company, Mr. Noble will continue to receive his salary and certain benefits for a period of 18 months. Direct payments, exclusive of benefits, to Mr. Noble during this period will total approximately $267,000. Effective January 1, 2000, Mr. Noble's Employment Agreement was amended to reflect an increase in his salary to $150,000 per year, as recommended by the Compensation Committee, comprised of two of the Company's independent directors.

(4) Mr. Wasson's Employment Agreement has been amended to reflect an increase in salary to $150,000 per year, effective January 1, 2000, as recommended by the Compensation Committee, comprised of two of the Company's independent directors.

(5) The employment agreement with Mr. Kuhn provides that he is eligible to receive a non-interest bearing loan of $80,000 after the completion of the first full year of his employment, which year ended July 12, 2000. Upon completion of a second full year of employment, the loan of $80,000 will be forgiven and all state and federal income taxes related to such forgiveness will be grossed-up and paid by the Company at that time. If Mr. Kuhn voluntarily leaves the Company or is terminated for cause or if he fails to remain with the Company for the full two-year period, he is obligated to repay the non-interest bearing loan in thirty-two equal monthly installments.

(6) The employment agreement with Mr. Ehrler provides that he will receive a non-interest bearing loan of $80,000 after the completion of his first full year of employment, which is August 23, 2000. Upon completion of a second full year of employment, the loan of $80,000 will be forgiven and all state and federal income taxes related to such forgiveness will be grossed-up and paid by the Company at that time. If Mr. Ehrler voluntarily leaves the Company or is terminated for cause or if he fails to remain with the Company for the full two-year period, he is obligated to repay the non-interest bearing loan in thirty-two equal monthly installments.

(7) Mr. Kuhn joined the Company on July 12, 1999 and Mr. Ehrler joined the Company on August 23, 1999.

(8) See the table following the caption "Option Grants as of March 31, 2000."

(9) On May 18, 1999, the Company granted to each of these individuals 792,823 shares of Common Stock, as a bonus for services provided. On the date of this stock bonus there was no established market value for these securities.

OPTION GRANTS AS OF MARCH 31, 2000.

    The following table sets forth information with respect to stock options granted to each of the named executive officers as of March 31, 2000, including the potential realizable value over the 5 year term of the options based on assumed rates of stock appreciation of 5% and 10% compounded annually with respect to those options. The "Value of Unexercisable In-the-Money-Options" is based upon a value of $10.25 per share which was the closing price of the Company's shares on the OTC Bulletin Board on March 31, 2000, minus the per share exercise price, multiplied by the number of shares underlying the option. No executive officer exercised stock options during the fiscal year ended
March 31, 2000 and none of the stock options granted to the below named executives were eligible to be exercised prior to July 12, 2000. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent the Company's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the Company's common stock. The options set forth below were granted pursuant to separate stock option agreements executed in conjunction with the employment agreements between the Company and the below named executives.

                                 OPTION GRANTS
                               INDIVIDUAL GRANTS

                             NUMBER OF SHARES                                        VALUE OF UNEXERCISED
                            UNDERLYING OPTIONS                                    IN-THE-MONEY OPTIONS AS OF
                              GRANTED WHICH                                            MARCH 31, 2000(4)
                             WERE UNEXERCISED    EXERCISE DATE   EXERCISE PRICE   ---------------------------
NAME (1)                      ON 03/31/00(2)          (3)          ($/ SHARE)          5%            10%
--------                    ------------------   -------------   --------------   ------------   ------------
Christopher R. Kuhn (5)...         100,000        07/12/2000         $ 1.50        $1,116,746     $1,409,196
                                    50,000        07/12/2002         $15.00
                                    50,000        07/12/2000         $30.00
                                    50,000        07/12/2000         $45.00
H. Whit Ehrler (5)........         100,000        08/23/2000         $ 1.50        $1,116,746     $1,409,196
                                    50,000        08/23/2002         $15.00
                                    50,000        08/23/2000         $30.00
                                    50,000        08/23/2000         $45.00

------------------------

(1) In addition to the options granted to Messrs. Kuhn and Ehrler, set forth in the table above, we have granted to Mr. Dayberry, our Database Administrator, five separate options, each for 6,000 shares, to purchase a total of 30,000 shares of our common stock. Each option may be exercised (or will vest) in three equal annual installments commencing with the initial exercise date. The exercise date of the first option covering the initial underlying 6,000 shares was September 22, 2000, with exercise dates of the remaining options being September 22 in each of the following years, 2001, 2002, 2003 and 2004. The option price or strike price for each 6,000 share option on each of the exercise dates is $5.00 in 2000, $20.00 in 2001, $35.00 in 2002, $50.00 in 2003, and $65.00 in 2004. All unexercised options will expire on September 22, 2004, except for the option that may be exercised on September 22, 2004. That option will not expire until December 22, 2004. The initial option, with a strike price of $5.00 per share, was considered an unexercisable in-the-money option as of March 31, 2000. The value of this unexercisable in-the-money option is based upon a value of $10.25 per share, which was the closing price of our shares on the OTC Bulletin Board on March 31, 2000, minus the per share exercise price, multiplied by the number of shares underlying the option. The potential realizable value of this unexercisable in the money option assuming an annual rate of appreciation of 5% and 10% is $40,203 and $50,731 respectively.

(2) All options are considered unqualified options under the Internal Revenue Code; therefore, upon their exercise, the employee will realize taxable gain equal to the difference between the fair market value as of the exercise date and the exercise price.

(3) Options are exercisable in three equal installments (i.e., 33% of the shares may be purchased per installment). The first installment may be exercised on the exercise date set forth in the table above with the balance of the options exercisable in two equal installments on the two succeeding anniversary dates following the exercise date. Certain of the installments are not exercisable until the end of Messrs. Kuhn and Ehrler's five year option agreements. Messrs. Kuhn and Ehrler have an additional ninety days after the end of the five-year period to exercise the options with respect to those installments.

(4) The closing price of our shares on the OTC Bulletin Board on March 31, 2000, was $10.25. The first installments of the initial options granted to Messrs. Ehrler and Dayberry are exercisable on August 23, 2000 and
    September 22, 2000, respectively. The first installment of the initial options granted to Mr. Kuhn was exercisable on July 12, 2000.

(5) As of the end of our fiscal year 2000, we issued stock options covering 530,000 shares of our common stock, par value $0.01 per share, of which Mr. Kuhn held 47% of those options, Mr. Ehrler held 47% of those options and Mr. Dayberry held 6% of those options.

    On May 3, 2000, the Board of Directors adopted the TravelNow.com Inc. 2000 Omnibus Stock Incentive Plan (the "Plan"). The Plan is designed to enable employees and non-employee directors of the Company to acquire or increase their equity interests in the Company on such reasonable terms as the Committee or the Board determines. The Plan provides for administration by the Committee, or another committee designated by the Board, consisting of two "non-employee directors" as defined in Section 16 of the Exchange Act. The Board created a stock option committee to administer the Plan, and elected two of our non-employee directors, William Perkin and Jerry Rutherford, to serve on the stock option committee. Among the powers granted to the Committee are the powers to interpret the Plan, establish rules and regulations for its operation, select employees of the Company and its subsidiaries to receive awards and determine timing, form, amount and other terms and conditions pertaining to any award.

    Awards may be granted under the Plan to any employee, consultant or independent contractor of the Company or subsidiaries of the Company. Awards may also be granted to directors who are not employees of the Company or its subsidiaries, but only to the extent set forth in Section 6.3 or Article XII of the Plan.

    Approximately 1,552,395 shares are available for use in grants under the Plan. The Board believes that the number of shares of common stock reserved for issuance under the Plan is reasonable to achieve the goals of the Plan.

    The Plan provides for the granting of any or all of the following types of awards: (i) stock options, including non-qualified stock options and stock options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, (ii) performance shares,
(iii) restricted common stock, (iv) common stock, and (v) any other incentive award of, or based on, the Company's common stock.

    On September 26, 2000, at the annual stockholders meeting, the stockholders approved the Plan.

    On May 3, 2000, the stock option committee awarded stock options to all Company's employees, except the CEO, employed on that date, equal to the employee's annual salary, divided by the closing sale price of the Company's common stock on May 3, 2000. Each employee is required to execute a non-compete agreement with the Company prior to being awarded these stock options. In addition, the stock option committee determined that the Company will offer stock options to new employees four times a year on the last day of each calendar quarter. Each employee will have a waiting period of

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ninety days before they become eligible to receive an award (an "Eligible
Employee"). The stock options vest in three annual installments beginning on the first anniversary date of the Initial Grant Date or the Quarterly Grant Date.

    On December 1, 2000 the stock option committee awarded stock options to all Eligible Employees equal to the number of stock options already held by such Eligible Employees, at an exercise price of $0.71875 per share.

ADJUSTMENTS IN THE EVENT OF RECAPITALIZATION, MERGER OF THE COMPANY.

    Under our stock option agreements with the executives named above, in the event of a change of control, the executives named above will have the right to exercise any unexpired option whether currently exercisable or not as to any installments.

EMPLOYMENT AGREEMENTS

    AGREEMENT WITH JEFF WASSON, CHIEF EXECUTIVE OFFICER. Mr. Wasson's Employment Agreement is for a term of five (5) years, from October 1, 1999, to September 30, 2004 and calls for participation in all employee benefit programs. Effective January 1, 2000, Mr. Wasson's Employment Agreement was amended to include a base salary of $150,000 per year for the remainder of the term. In the event of a Mr. Wasson's termination without cause, the Company will make a lump-sum payment to Mr. Wasson equal to his base salary for the remainder of that year. Thereafter, on each remaining anniversary date for the balance of the term of the Employment Agreement, Mr. Wasson will be paid a lump-sum equal to this base salary. In addition, Mr. Wasson agrees not to directly or indirectly solicit or have contact with (1) the Company's travel suppliers, (2) GDS systems or (3) the Company's employees or customers for two years after termination of employment.

    MUTUAL RELEASE AND TERMINATION AGREEMENT WITH JOHN CHRISTOPHER
NOBLE. Mr. Noble's Employment Agreement was for a term of five (5) years, from October 1, 1999 to September 30, 2004 and called for participation in all employee benefit programs. Effective January 1, 2000, Mr. Noble's Employment Agreement was amended to include a base salary of $150,000 per year for the remainder of the term. Mr. Noble resigned on May 3, 2000, from his positions at the Company as Co-Chief Executive Officer, Secretary, Director and employee. Pursuant to the Mutual Release and Termination Agreement between the Company and Mr. Noble, Mr. Noble will continue to receive his salary and certain benefits for a period of 18 months. Pursuant to a provision in Mr. Noble's Employment Agreement, which survives termination, Mr. Noble agrees not to directly or indirectly solicit or have contact with (1) the Company's travel suppliers,
(2) GDS systems or (3) the Company's employees or customers for two years after termination of employment.

    EMPLOYMENT AGREEMENT WITH CHRISTOPHER R. KUHN, VICE PRESIDENT & CHIEF INFORMATION OFFICER. The term of Mr. Kuhn's agreement is for five (5) years, from July 12, 1999, to July 11, 2004 and calls for participation in all employee benefit programs. Mr. Kuhn's Employment Agreement calls for a base salary of $130,000 per year and receipt of a non-interest bearing loan of $80,000 after the completion of the first full year of continuous full-time employment. Upon completion of a second full year of continuous full-time employment, the loan of $80,000 will be forgiven and all state and federal income taxes related to such forgiveness will be grossed-up and paid by the Company at that time. If
Mr. Kuhn voluntarily leaves, or is discharged for cause before the completion of the two year period, he is obligated to repay the non-interest bearing loan in equal monthly installments over a period of thirty-two (32) months. In the event of a termination of executive by the Company without cause, the Company will make a lump-sum payment to Mr. Kuhn equal to his base salary for the remainder of that year. Thereafter, on each remaining anniversary date for the balance of the term of the Employment Agreement, Mr. Kuhn will be paid a lump-sum equal to his base salary. In addition, Mr. Kuhn agrees not to directly or indirectly solicit or have contact with (1) the Company's travel

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suppliers, (2) GDS systems or (3) the Company's employees or customers for two years after termination of employment.

    EMPLOYMENT AGREEMENT WITH H. WHIT EHRLER, VICE PRESIDENT & CHIEF FINANCIAL OFFICER. The term of Mr. Ehrler's agreement is for five (5) years from August 23, 1999, to August 22, 2004 and calls for participation in all employee benefit programs. Mr. Ehrler's Employment Agreement calls for a base salary of $130,000 per year and receipt of a non-interest bearing loan of $80,000 after the completion of the first full year of continuous full-time employment. Upon completion of a second full year of continuous full-time employment, the loan of $80,000 will be forgiven and all state and federal income taxes related to such forgiveness will be grossed-up and paid by the Company at that time. If
Mr. Ehrler voluntarily leaves or is discharged for cause before the completion of the two year period, he is obligated to repay the non-interest bearing loan in equal monthly installments over a period of thirty-two months. In the event of a termination of executive by the Company without cause, the Company will make a lump-sum payment to Mr. Ehrler equal to his base salary for the remainder of that year. Thereafter, on each remaining anniversary date for the balance of the term of the Employment Agreement, Mr. Ehrler will be paid a lump-sum equal to his base salary. In addition, Mr. Ehrler agrees not to directly or indirectly solicit or have contact with (1) the Company's travel suppliers, (2) GDS systems or (3) the Company's employees or customers for two years after termination of employment.

    EMPLOYMENT AGREEMENT WITH MICHAEL BAUER, VICE PRESIDENT OF SALES AND MARKETING. The term of Mr. Bauer's agreement is for five years, from April 11, 2000, to April 11, 2005 and calls for participation in all employee benefit programs. Mr. Bauer's Employment Agreement calls for a base salary of $104,000 per year. In the event of a termination of executive by the Company without cause, the Company will make a lump-sum payment to Mr. Bauer equal to his base salary for the remainder of that year. Thereafter, on each remaining anniversary date for the balance of the term of the Employment Agreement, Mr. Bauer will be paid a lump-sum equal to his base salary. In addition, Mr. Bauer agrees not to directly or indirectly solicit or have contact with (1) the Company's travel suppliers, (2) GDS systems or (3) the Company's employees or customers for two years after termination of employment.

    Mr. Wasson, Mr. Ehrler, Mr. Bauer, and Mr. Kuhn have each entered into a Conditional Amendment to Employment Agreement (each an "Amendment", and collectively the "Amendments") with the Company. Under their pre-existing employment agreements with the Company, the Named Executive Officers are entitled to certain payments under certain circumstances as a result of the consummation of the Offer (the "Special Payments"). The Amendments provide that the executive officers shall be entitled to receive the Special Payments in one lump sum on the 180th day following the consummation of the Merger, except for Mr. Wasson, who has agreed to waive, upon consummation of the Merger, all of his rights to receive the Special Payments, and who has further agreed that his salary shall be paid into an escrow account for a period of 180 days following the consummation of the Merger, to be released to him after such time period has lapsed.

    Following the consummation of the Merger, the employment of each Named Executive Officer shall be at-will employment, which may be terminated by such Named Executive Officer or by the Surviving Corporation at any time; provided, however, that in the event the Surviving Corporation terminates any such Named Executive Officer's employment without cause, then such Named Executive Officer shall be entitled to receive three months' severance pay.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's directors, executive officers and persons who own more than 10% of the Company's Common Stock (collectively, "Reporting Persons") to file reports of ownership and changes in ownership of the Common Stock. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Based solely on its review of the copies of such reports received or written representations from certain Reporting Persons, the Company believes that during the fiscal year ended March 31, 1999 all Reporting Persons complied with all applicable filing requirements, except that the following directors and officers failed to file their Form 3 for fiscal year 2000: Jeff Wasson, H. Whit Ehrler, William Perkin, Jerry Rutherford, John Christopher Noble and Christopher R. Kuhn.

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